

# News Release

**TSX, NYSE-MKT**
**Symbol: NCQ**

## NovaCopper Completes 2015 Field Program on the Arctic Deposit and Announces Third Quarter Financial Results

**October 8, 2015 - Vancouver, British Columbia - NovaCopper Inc.** (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces the completion of the 2015 field program which started the work necessary to advance the Arctic deposit to a pre-feasibility level of study, and the Company's financial results for the third quarter ended August 31, 2015. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

### 2015 Field Program Completed at Arctic Deposit

At the end of August 2015, the Company successfully completed the 2015 field program in support of the Arctic deposit pre-feasibility on time and on budget. In total, fourteen diamond drill holes were completed amounting to a total of 3,055 meters drilled. The 2015 in-fill drill program was designed to evaluate vertical and lateral continuity of the high-grade polymetallic copper-zinc-lead-gold-silver mineralization in support of upgrading inferred resources to measured and indicated classification. In addition to the twelve resource estimation drill holes, two drill holes were completed to support preliminary rock mechanics and geotechnical studies and a hydrogeological assessment of the proposed Arctic open-pit. The two geotech holes were drilled into separate areas of the high-wall and will be used to support preliminary pit slope design and guide future geotechnical and hydrogeological site investigations. Results from the drill program will be released during the fall of 2015 as they become available and will be used to advance our understanding of the Arctic geology model.

In addition to the drilling, the Company also conducted a civil geotechnical assessment of potential site infrastructure and waste management facilities locations. The Company initiated acid-base-accounting static and kinetic test work to support waste rock characterization efforts at Arctic, and completed 34,000 acres of wetlands delineation within the project area. Environmental baseline data collection continued and a project-wide LiDAR survey was commenced. The Company continues to work closely with NANA, our Alaska Native Corporation partner, to focus efforts on community relations and workforce development strategies.

During the nine months ended August 31, 2015, we continued our efforts on supporting the Alaska Industrial Development Export Authority ("AIDEA") in working towards drafting an Environmental Impact Statement ("EIS") as prescribed under the National Environmental Policy Act process to permit the Ambler Mining District Industrial Access Road ("AMDIAR"). The AMDIAR is anticipated to provide access to the Ambler mining district and our UKMP Projects – Arctic and Bornite. The Consolidated Right of Way application document in respect of the AMDIAR is substantially complete. In the first quarter of 2015, the United States Army Corps of Engineers ("USACE") selected HDR, Inc. as the third party environmental engineer to manage the EIS process on behalf of the USACE. In light of the recent drop in oil prices, the

Government of Alaska is reviewing all spending across all State of Alaska entities. Notwithstanding the review, we anticipate the permitting process will continue and expect a decision from the State of Alaska in that regard during the fourth quarter.

**Acquisition of Sunward Resources Ltd.**

On June 19, 2015, the Company completed a Plan of Arrangement ("Arrangement") with Sunward Resources Ltd. ("Sunward"), a publicly listed company on the TSX, resulting in the acquisition of Sunward by NovaCopper. Under the terms of the Arrangement, Sunward shareholders received 0.3 of a NovaCopper common share for each Sunward common share held resulting in the Company issuing approximately 43.1 million common shares to Sunward shareholders and Sunward directors holding Sunward deferred share units. Each Sunward stock option outstanding was exchanged for a fully-vested Sunward Arrangement Option to purchase NovaCopper common shares for a period of 90 days, such number and exercise price were adjusted based on an exchange ratio of 0.3. A total of 2,505,000 Sunward Arrangement Options were issued to holders of Sunward stock options at closing. Subsequent to the closing of the Arrangement, 347,999 Sunward Arrangement Options were exercised for proceeds of approximately Cad$188,000 and 2,022,001 expired on September 17, 2015. On September 16, 2015, the Compensation Committee of the Board of Directors approved the amendment of the expiry date of 135,000 Sunward Arrangement Options granted to Mr. Ricardo Duarte from September 17, 2015 to November 16, 2015 (the "Duarte Amendment") in order to allow Mr. Duarte's estate time to complete certain administrative matters associated with winding up Mr. Duarte's estate following his death in late July. The total purchase consideration of$23.0 million was allocated mainly to $19.4 million of cash acquired, $0.3 million of plant and equipment and $3.3 million to the Titiribi Project.

The combination of NovaCopper and Sunward has created a strong balance sheet to advance the UKMP Projects.  The Company plans to advance the Arctic deposit towards pre-feasibility over the next two to three years.  Meanwhile, plans are underway to review the exploration potential and maximize shareholder value at the 100%-owned Titiribi exploration asset in Colombia.

**Third Quarter Financial Results**

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

*in thousands of dollars, except for per share amounts*

| Selected financial results | Three months ended August 31, 2015 $ | Three months ended August 31, 2014 $ | Nine months ended August 31, 2015 $ | Nine months ended August 31, 2014 $ |
|---|---|---|---|---|
| Amortization | 63 | 143 | 299 | 609 |
| General and administrative | 297 | 312 | 1,058 | 1,206 |
| Mineral properties expense | 2,912 | 847 | 3,530 | 1,916 |
| Professional fees | 334 | 17 | 1,180 | 843 |
| Salaries | 281 | 1,508 | 750 | 2,659 |
| Salaries – stock-based compensation | 211 | 71 | 582 | 321 |
| Loss and comprehensive loss for the period | 4,162 | 2,911 | 7,442 | 7,619 |
| Basic and diluted loss per common share | $0.04 | $0.05 | $0.10 | $0.14 |

For the three month period ended August 31, 2015, we reported a net loss of $4.2 million (or

$0.04 basic and diluted loss per common share) compared to a net loss of $2.9 million for the corresponding period in 2014 (or $0.05 basic and diluted loss per common share). This variance was primarily due to an increase in mineral properties expense and professional fees offset by a decrease in salaries. Mineral properties expense increased to $2.9 million in the three months ended August 31, 2015 from $0.8 million for the three months ended August 31, 2014 due to the differing magnitude of the field programs in 2015 and 2014. In 2015, we completed fourteen diamond drill holes amounting to 3,055 meters at the Arctic Project, as well as engineering and environmental site investigations. In 2014, we completed a re-sampling program and re-assayed approximately 13,000 meters of drill core at the Bornite Project.  Professional fees increased by $0.3 million due to the closing of the Sunward acquisition and related transaction costs during the three months ended August 31, 2015. Offsetting the increase in mineral property expenses and professional fees is a decrease in salaries due a cost reduction plan implemented in the 3$^{rd}$ quarter of 2014 that reduced the number of employees in the corporate office. The salaries in 2014 also included a one-time severance cost of $1.3 million paid to former employees.

Other differences in the three months ended August 31, 2015 compared to the three months ended August 31, 2014 resulted from a reduction in amortization, general and administrative, and an increase in stock-based compensation. Amortization expenses decreased by $0.08 million due to the timing of capital asset purchases and resulted amortization expense. General and administrative costs during the three months ended August 31, 2015 was consistent with the corresponding period in 2014. Stock-based compensation increased by $0.1 million largely due to no options being granted during the nine months ended August 31, 2014.

For the nine months ended August 31, 2015, NovaCopper reported a net loss of $7.4 million (or $0.10 basic and diluted loss per common share) compared to a net loss of $7.6 million for the corresponding period in 2014 (or $0.14 basic and diluted loss per common share). This variance was primarily due a reduction of salary expense to $0.8 million compared to $2.7 million in 2014, and offset against an increase in mineral properties expense of $1.6 million. The reduction of salaries was due to the same reasons as discussed above. The mineral properties expense increased to $3.5 million in the nine months ended August 31, 2015 from $1.9 million for the nine months ended August 31, 2014. As discussed above, the difference relates to the magnitude of the field programs undertaken in 2015 and 2014. In the first half of 2014, we were engaged in the update to the Bornite Project resource estimate, a report involving technical and engineering consulting; no comparable expenditure was incurred in 2015.

Other differences in the nine months ended August 31, 2015 compared to the nine months ended August 31, 2014 resulted from a reduction in amortization expenses and general and administrative expenses offset by an increase in stock-based compensation expense and professional fees. As noted above, amortization expense decreased due to the timing of capital asset purchases. General and administrative costs were reduced from $1.2 million in the nine months ended August 31, 2014 to $1.1 million in the nine months ended August 31, 2015 due to continued cost reduction efforts mainly as a result of the reduced corporate office size and lower travel expenditures. Offsetting the reduction in expenses is an increase in non-cash stock-based compensation charge of $0.3 million, and an increase in professional fees of $0.3 million. Total stock-based compensation expense recognized for the nine months ended August 31, 2015 was $0.6 million which included expense of $0.5 million from options granted to directors, employees and service providers under the NovaCopper stock option plan and $0.1 million DSUs granted to directors during the period. For the comparable nine months ended August 31, 2014, no stock based compensation grants occurred resulting in minimal expense from previously granted options and RSU units being expensed in the period. Total professional fees of $1.2 million were incurred during the nine months ended August 31, 2015, of which $0.8 million was related to transaction costs related to the closing of the Sunward acquisition, and the remaining relating to general legal and professional expenses. For the comparable period of 2014, we incurred $0.8 million of professional fees primarily related to the financing preparation costs including the filing of a preliminary prospectus supplement on February 19, 2014 which was not completed.

**Liquidity and Capital Resources**

At August 31, 2015, we had a strong balance of $18.4 million in cash and cash equivalents. We expended $6.1 million on operating activities during the nine month period ended August 31, 2015, compared with expenditures of $6.7 million for operating activities for the same period in 2014. The majority of cash spent on operating activities during both periods was expended on professional fees, mineral property expenses, general and administrative costs, and salaries. The decrease in cash spent in the nine months ended August 31, 2015 was mainly due to the reduction in staff at the corporate office offset against higher mineral properties expense and professional fees for the Sunward acquisition. As at August 31, 2015, the Company continues to manage its cash expenditures and management believes that the working capital available is sufficient to meet its operational requirements for the next two years.

During the nine month period ended August 31, 2014, we raised $7.2 million in net proceeds from the completion of a private placement in July 2014. There was no comparable amount financing in the same period in 2015.

During the nine month period ended August 31, 2015, we generated $19.4 million on investing activities through the acquisition of Sunward. There was no comparable amount from investing activities generated in the same period in 2014.

**About NovaCopper**

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometres southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

**NovaCopper Contact:**

Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com


**604-638-8088 or 1-855-638-8088**

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*Cautionary Note Regarding Forward-Looking Statements*

*This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to anticipated activity with respect to the AMDIAR, planned expenditures and the anticipated activity at the UKMP Projects, the re-categorization of mineral resources and the future operating or financial performance of NovaCopper are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2014 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.*